================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 PRT GROUP INC.
                                ----------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    693579104
                                 --------------
                                 (CUSIP Number)


                                  July 15, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)


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                               Page 1 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:    Douglas K. Mellinger.
      I.R.S. IDENTIFICATION NO.    Withheld.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                (b)  | |
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP:
      United States of America.
--------------------------------------------------------------------------------
                          5.    SOLE VOTING POWER
                                2,027,707
                          ------------------------------------------------------
   NUMBER OF SHARES       6.    SHARED VOTING POWER
    BENEFICIALLY                0
   OWNED BY EACH         ------------------------------------------------------
  REPORTING PERSON        7.    SOLE DISPOSITIVE POWER
        WITH                    2,027,707
                          ------------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      2,027,707
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           | |
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
      11.2%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON:
      IN
--------------------------------------------------------------------------------
                               Page 2 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:    Gregory S. Mellinger.
      I.R.S. IDENTIFICATION NO.    Withheld.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                (b)  | |
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP:
      United States of America.
--------------------------------------------------------------------------------
                          5.    SOLE VOTING POWER
                                2,026,747
                          ------------------------------------------------------
   NUMBER OF SHARES       6.    SHARED VOTING POWER
    BENEFICIALLY                0
   OWNED BY EACH         ------------------------------------------------------
  REPORTING PERSON        7.    SOLE DISPOSITIVE POWER
        WITH                    2,026,747
                          ------------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      2,026,747
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           | |
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
      11.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON:
      IN
--------------------------------------------------------------------------------
                               Page 3 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:    Paul L. Mellinger.
      I.R.S. IDENTIFICATION NO.    Withheld.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                (b)  | |
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP:
      United States of America.
--------------------------------------------------------------------------------
                          5.    SOLE VOTING POWER
                                2,019,080
                          ------------------------------------------------------
   NUMBER OF SHARES       6.    SHARED VOTING POWER
    BENEFICIALLY                0
   OWNED BY EACH         ------------------------------------------------------
  REPORTING PERSON        7.    SOLE DISPOSITIVE POWER
        WITH                    2,019,080
                          ------------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      2,019,080
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           | |
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
      11.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON:
      IN
--------------------------------------------------------------------------------
                               Page 4 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G

Item 1.

         (a)      Name of Issuer: PRT Group Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           PRT Group Inc.
                           342 Madison Avenue, 11th Floor
                           New York, New York 10173


Item 2.

         (a) - (c). Name, Address of Principal Business Office and Citizenship of Persons Filing. This statement is filed on behalf of the persons named in paragraphs 1 through 3 below (collectively, the "Reporting Persons") and their written agreement to the joint filing of this statement is attached hereto as Exhibit A. The following information is furnished with respect to each of the Reporting Persons.

                  1.  Douglas K. Mellinger

                           Douglas K. Mellinger
                           c/o PRT Group Inc.
                           342 Madison Avenue, 11th Floor
                           New York, New York 10173
                           Citizenship: United States of America.

                  2.  Gregory S. Mellinger

                           Gregory S. Mellinger
                           c/o PRT Group Inc.
                           342 Madison Avenue, 11th Floor
                           New York, New York 10173
                           Citizenship: United States of America.

                  3.  Paul L. Mellinger

                           Paul L. Mellinger
                           209 33rd Street
                           Manhattan Beach, California  90260
                           Citizenship: United States of America.

         (d) Title of Class of Securities: Common Stock, par value $.001 per share.

         (e)      CUSIP Number:  693579104

                               Page 5 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G

Item 3.

         Not Applicable.


Item 4.  Ownership.

         The aggregate number and percentage of outstanding shares of common stock, par value $.001 per share, of PRT Group Inc. (the "Shares") beneficially owned by each of the Reporting Persons are set forth below.

         1.  Douglas K. Mellinger*

                  (a)      Amount Beneficially Owned: 2,027,707

                  (b)      Percent of Class: 11.2%

                  (c)      Number of Shares to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    2,027,707

                           (ii)     shared power to vote or direct the vote: 0

                           (iii) sole power to dispose or to direct the disposition of: 2,027,707

                           (iv) shared power to dispose or to direct the disposition of: 0

         2. Gregory S. Mellinger*

                  (a)      Amount Beneficially Owned: 2,026,747

                  (b)      Percent of Class: 11.1%

-----------
* The sole purpose of this Schedule 13G is to reflect a change in the nature of the Reporting Persons' beneficial ownership of Shares from indirect to direct. Pursuant to a Distribution Agreement, dated as of July 15, 1998 (the "Agreement"), The Mellinger Group LLC (the "LLC"), distributed 2,020,040 Shares to Douglas K. Mellinger, 2,019,980 Shares to Gregory S. Mellinger and 2,019,980 Shares to Paul L. Mellinger, in proportion to the pro rata interest of each in the LLC. The LLC had acquired the Shares prior to the registration of such Shares under the Securities Exchange Act of 1934, as amended. For each of Douglas K. Mellinger and Gregory S. Mellinger also includes 1,417 Shares subject to stock options.

                               Page 6 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G

                  (c)      Number of Shares to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    2,026,747

                           (ii)     shared power to vote or direct the vote: 0

                           (iii) sole power to dispose or to direct the disposition of: 2,026,747

                           (iv) shared power to dispose or to direct the disposition of: 0

         3.    Paul L. Mellinger*

                  (a)      Amount Beneficially Owned: 2,019,980

                  (b)      Percent of Class: 11.1%

                  (c)      Number of Shares to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    2,019,980

                           (ii)     shared power to vote or direct the vote: 0

                           (iii) sole power to dispose or to direct the disposition of: 2,019,980

                           (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

-----------
* The sole purpose of this Schedule 13G is to reflect a change in the nature of the Reporting Persons' beneficial ownership of Shares from indirect to direct. Pursuant to a Distribution Agreement, dated as of July 15, 1998 (the "Agreement"), The Mellinger Group LLC (the "LLC"), distributed 2,020,040 Shares to Douglas K. Mellinger, 2,019,980 Shares to Gregory S. Mellinger and 2,019,980 Shares to Paul L. Mellinger, in proportion to the pro rata interest of each in the LLC. The LLC had acquired the Shares prior to the registration of such Shares under the Securities Exchange Act of 1934, as amended. For each of Douglas K. Mellinger and Gregory S. Mellinger also includes 1,417 Shares subject to stock options.

                               Page 7 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         The identity of each member of the group is set forth in Exhibit B hereto.


Item 9.  Notice of Dissolution of the Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.


                               Page 8 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G


                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 1998




                                          By: /s/ DOUGLAS K. MELLINGER
                                              --------------------------
                                                Douglas K. Mellinger




                                          By: /s/ GREGORY S. MELLINGER
                                              --------------------------
                                                Gregory S. Mellinger




                                          By: /s/ PAUL L. MELLINGER
                                              --------------------------
                                                Paul L. Mellinger





                               Page 9 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G


                                                                       Exhibit A


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.001 per share, of PRT Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such statement.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of July 27, 1998.




                                          By: /s/ DOUGLAS K. MELLINGER
                                              --------------------------
                                                Douglas K. Mellinger




                                          By: /s/ GREGORY S. MELLINGER
                                              --------------------------
                                                Gregory S. Mellinger




                                          By: /s/ PAUL L. MELLINGER
                                              --------------------------
                                                Paul L. Mellinger



                              Page 10 of 11 Pages

CUSIP No. 693579104                                                 SCHEDULE 13G


                                                                       Exhibit B


                     IDENTIFICATION OF MEMBERS OF THE GROUP

The following information is furnished with respect to each member of the group consisting of Douglas K. Mellinger, Gregory S. Mellinger and Paul L. Mellinger, each of whom has agreed to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.001 per share, of PRT Group Inc.

Douglas K. Mellinger, Gregory S. Mellinger and Paul L. Mellinger are brothers. Douglas K. Mellinger is the Chairman of the Board and Chief Executive Officer of PRT Group Inc. ("PRT"). Gregory S. Mellinger is the Chief Operating Officer and a director of PRT. Paul L. Mellinger is not employed by or otherwise affiliated with PRT. Each of Douglas, Gregory and Paul Mellinger is a citizen of the United States.











                              Page 11 of 11 Pages